DLA Piper Rudnick Gray Cary US LLP 1200 Nineteenth Street, N.W. Washington, D.C. 20036-2412 T 202.861.3900 F 202.223.2085 W www.dlapiper.com

NANCY A. SPANGLER nancy.spangler@dlapiper.com T 703.773.4021 F 703.773.5021

August 3, 2005

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0305
Attn: Larry Spirgel, Assistant Director

Re:                               Eschelon Telecom, Inc.
File No. 333-124703

Dear Mr. Spirgel:

This letter is submitted on behalf of Eschelon Telecom, Inc. (“Eschelon” or the “Company”) in response to the conversations with the Staff with respect to certain of the Staff’s comments set forth in your letter to Richard A. Smith, President and Chief Executive Officer, dated July 29, 2005, regarding Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-124703).

In light of the Staff’s comments and in response to the Company’s conversations with the Staff, the Company has reconsidered its prior determinations using a variety of methods, including the income approach, and reassessed the value of its common stock for purposes of the April option grants (the “April 2005 Grants”) on the basis set forth below.

Weighted Average Income and Market Multiple Valuation Approaches.  The Company has adjusted its prior determinations of fair value based upon a weighted average of the results of an income valuation approach and a market multiple valuation approach..  As more fully described in the AICPA Practice Aid titled “Valuation of Privately Held Company Equity Securities Issued as Compensation” cited in our prior responses, the income approach obtains its conceptual support from its basic assumption that value emanates from expectations of future income and cash flows.  The income approach simulates, in the absence of observable market transactions, how market participants would formulate their decisions to buy or sell securities.  The income approach seeks to convert future economic benefits into a present value and is in accordance with the FASB’s Conceptual Framework, as well as finance literature that attributes value to the rational expectation of future economic benefits.  According to the AICPA Practice Aid, the method most commonly used to apply the income approach to value a minority interest in privately issued securities is the discounted cash flow (“DCF”) method.

The income approach was used by discounting the Company’s forecasted free cash flow through 2009 and a terminal value estimated at five times forecasted EBITDA for 2009 and applying a discount range of 14% to 16%, which reflects the Company’s weighted average cost of capital as a privately held company.  In addition, a market multiple approach was used to calculate an estimated enterprise value by multiplying forecasted EBITDA by a multiple of 4.7 to 5.7 times, the Company’s selection of which reflects statistics for the group of companies that the Company has historically tracked as comparble companies and for which such information is available.  Both results were reduced by net indebtedness to calculate a controlling equity value under the income approach and a non-controlling equity value under a market multiple approach.  The market multiple approach results in a non-controlling equity value due to the fact that the market statistics used are already reflected on a minority interest basis.  The results of the income approach were then discounted by 25% to 33% to account for the lack of control associated with the Company’s common stock given that the holders of the Company’s preferred stock controlled approximately 88% of the Company’s voting power and the results of both the income approach and the market multiple approach were discounted by 15% to 25% to account for the illiquid nature of the Company’s common stock.

After considering our stage of development as a competitive communications services provider and the guidance in the AICPA Practice Aid, the Company weighted the income approach 60% and the market multiple approach 40%, resulting in an estimated fair value of our common stock of $12.02.

Proposed Compensation Charge.  Based upon its analysis of the foregoing, and the guidance set forth in the AICPA Practice Aid, the Company has reconsidered its prior determinations and reassessed the value of its common stock for purposes of the April 2005 Grants.  The Company will record an aggregate compensation expense of $1.848 million, which will be recognized over the applicable two or four year vesting period.  The Company has revised the disclosure in the Registration Statement to reflect this charge.

The Company has revised its disclosure regarding its Critical Accounting Policies as to Stock-Based Compensation under “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and in the “Subsequent Events” footnote to its financial statements in the Registration Statement to reflect the foregoing determination of fair value.

We note that in response to the Staff’s prior oral comment, the Company’s share analysis for December 31, 2004 and March 31, 2005, and the fully diluted share numbers have been supplementally provided to the Staff.  In addition, the Company’s Registration Statement has been revised to include the weighted average share number and earnings per share information in the Unaudited Pro Forma Combined Financial Information included therein.

The Company has filed Amendment No. 5 to its Registration reflecting the foregoing.  We note that Amendment No. 5 contains the finalized Report of the Company’s Independent Registered Public Accounting Firm.

*  *  *  *  *

Further comments or requests for information should be directed to the undersigned at 703-773-4021.  Thank you for your attention to this matter.

Sincerely,

DLA PIPER RUDNICK GRAY CARY US LLP

/s/ Nancy A. Spangler

Nancy A. Spangler

cc:           Richard A. Smith
                Edwin M. Martin, Jr., Esq.